                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                ZALE CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                  988858-10-6

                                 (CUSIP Number)

              JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS LLP
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JULY 29, 1996

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 988858-10-6

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     APOLLO JEWELRY PARTNERS, L.P.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A) [ ]
     (B) [ ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS*

                 OO; WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or(E) [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

                          (7)     SOLE VOTING POWER           2,125,854 SHARES
       NUMBER OF
        SHARES
     BENEFICIALLY         (8)     SHARED VOTING POWER                 0 SHARES
       OWNED BY
        EACH
      REPORTING           (9)     SOLE DISPOSITIVE POWER      2,125,854 SHARES
       PERSON
        WITH
                          (10)    SHARED DISPOSITIVE POWER            0 SHARES


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,125,854 SHARES

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%

14)  TYPE OF REPORTING PERSON*
     PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.  Security and Issuer.

                 This Amendment No. 1 to Statement on Schedule 13D (the "Amendment"), to the Statement on Schedule 13D filed by the Company on August 6, 1993 (the "Original Statement", and together with the Amendment the "Statement") relates to the Common Stock, par value $.01 per share ("Common Stock"), of Zale Corporation, a Delaware corporation ("Zale" or the "Company"). The principal executive offices of Zale are located at 901 W. Walnut Hill Lane Irving, Texas, 75038-1003.

                 Pursuant to Rule 101(a)(v)(2)(ii) of Regulation S-T, because this Amendment is the first electronic amendment to a paper format Schedule 13D, the amendment restates the entire text of the Schedule 13D other than previously filed paper exhibits thereto.

Item 2.  Identity and Background.

                 This Statement is filed by Apollo Jewelry Partners, L.P., a Delaware limited partnership ("Apollo Jewelry"). Apollo Jewelry is referred to herein as the "Reporting Person."

                 The Reporting Person is principally engaged in the investment in Common Stock of Zale. The address of the Reporting Person's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                 The sole general partner of the Reporting Person is AIF II, L.P., a Delaware limited partnership ("AIF"). AIF is principally engaged in the business of investment in securities. The address of AIF's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                 The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIF and another investment fund. AIF has no other general partners.

                 The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                 Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                 Neither the Reporting Person, AIF, Advisors, Apollo Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                 The Plan of Reorganization Under Chapter ll of the Bankruptcy Code for Zale Corporation and its Affiliated Debtors, jointly administered under Case No. 392-3000l-SAF-ll (the "Plan of Reorganization") was confirmed by the Bankruptcy Court for the Northern District of Texas, Dallas Division, on May 20, 1993, and became effective on July 30, 1993. Pursuant to contribution agreements between the Reporting Person and its partners, the partners of the Reporting Person irrevocably committed to deliver to the Reporting Person all of the shares of Common Stock to be issued to them upon consummation of the Plan of Reorganization as part of the consideration to discharge claims in respect of (i) $400,000 in aggregate principal amount of 11.50% Senior Notes of Zale due 1992, (ii) $12,980,000 in aggregate principal amount of 11. 90% Senior Notes of Zale due 995, (iii) $13,980,000 in aggregate principal amount of 12.20% Senior Notes of Zale due 1997, (iv) $15,000,000 in aggregate principal amount of 13.25% Senior Debentures of Zale due 2001 and (v) $2,620,000 in aggregate principal amount of 13.125% Senior Subordinated Debentures of Zale due 2007. Upon the consummation of the Plan of

Reorganization, the Reporting Person acquired an aggregate of 1,220,112 shares of Common Stock of Zale as part of the consideration to discharge such claims. In addition, in connection with the discharge of such claims, the Reporting Person was issued 26,200 Warrants to Purchase Common Stock, Series A (the "Series A Warrants") which entitled the Reporting Person to purchase 26,200 shares of Common Stock at a price per share of $10.368 for a five-year period commencing on July 30, 1993. See also Item 4.

                 On May 27, 1993, prior to the effectiveness of the Plan of Reorganization, the Reporting Person purchased, on a when issued basis, 1,000,000 shares of Common Stock at a price per share of $12.20. In addition, on June 6, 1993, prior to the effectiveness of the Plan of Reorganization, the Reporting Person purchased, on a when issued basis, an additional 1,225,000 shares of Common Stock at a price per share of $11.125. Accordingly, on the effective date of the Plan of Reorganization on July 30, 1993, the Reporting
Person acquired beneficial ownership of such shares of Common Stock.   On
August 4, 1993, the Reporting Person purchased, on a when issued basis, an additional 1,400,000 shares of Common Stock at a price per share of $10.00. None of the shares purchased as aforesaid had been issued as of the date of the filing of the Original Statement. The funds used by the Reporting Person to acquire such shares were provided by capital contributions of the partners of the Reporting Person and working capital of the Reporting Person available for investment.

Item 4.  Purpose of Transaction.  (As Amended)

                 The Reporting Person acquired beneficial ownership of the shares of Common Stock described in Item 3 to which the Original Statement related as a result of the consummation of the Plan of Reorganization, the contribution agreements pursuant to which the partners of the Reporting Person irrevocably committed to deliver to the Reporting Person all of the shares of Common Stock to be issued to them upon consummation of the Plan of Reorganization, and the additional purchases described above. The receipt of such shares upon the consummation of the Plan of Reorganization may give the Reporting Person the ability to influence control of the issuer, and the Reporting Person may attempt to exercise such influence from time to time. The Reporting Person may acquire additional shares from time to time, in the open market or otherwise, subject to, among other things, market conditions.

                 On June 4, 1996, the Company filed a Registration Statement on Form S-3, as amended by Amendment No. 1 filed on June 21, 1996, and by Amendment No. 2 filed on July 24, 1996 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") registering an aggregate of 2,750,000 shares (including 250,000 shares which were sold by the Reporting Person to cover over-allotments) of the Common Stock of the Company (the "Securities"). On July 24, 1996, the Registration Statement was declared effective by the Commission, and on July 29, 1996, the sale of the Securities was closed. The Registration Statement is listed as an exhibit to this Amendment and is incorporated herein by reference. The terms and conditions of the sale of the Securities to the public are set forth in an underwriting agreement (the "Underwriting Agreement"), which was entered into on July 23, 1996. The Underwriting Agreement is also listed as an exhibit to this Amendment and is incorporated herein by reference.

                 The Reporting Person intends to review on a continuing basis its investment in the Common Stock of the Company and may dispose or acquire from time to time additional shares of the Common Stock of the Company. The Reporting Person retains the right at all times to sell or otherwise dispose of all or any part of its holdings of the Common Stock of the Company in private or open market transactions or pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, or under an exemption from such registration available under the Securities Act (including Rule 144 and Rule 144A) and applicable state securities laws and subject, nevertheless, to the disposition of its property being at all times within its control. Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer. (As Amended)

                 The Reporting Person acquired beneficial ownership of the shares of Common Stock described in Item 3 to which the Original Statement related as a result of the consummation of the Plan of Reorganization, the contribution agreements and the additional purchases described above.

                 (1) Upon consummation of the Plan of Reorganization, the Reporting Person beneficially owned an aggregate of 4,871,312 shares of Common Stock (including 26,200 shares issuable upon exercise of Series A Warrants) or 13.9% of the Common Stock. After giving effect to the sale of shares in July 1996, the Reporting Person currently owns 2,125,854 shares of Common Stock representing 6.0% of the Common Stock. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

                 (2) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by reference.

                 (3) There were no reportable transactions with respect to the Common Stock within the 60 days preceding the filing date of the Original Statement by the Reporting Person except for the acquisition of beneficial ownership of the shares of Common Stock reported on the Original Statement.

                 (4)      Not applicable.

                 (5)      Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
                 to the Securities of the Issuer.

                 The responses to Item 3 and Item 4 are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1. Plan of Reorganization, as amended and supplemented to date (filed as Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to the Plan of Reorganization under Chapter Il of the Bankruptcy Code for Zale Corporation and its Affiliated Debtors dated March 22, 1993, as filed with the Securities and Exchange Commission with the Company's Form T-3 (No. 22-24068) on April 2, 1993, and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

2. Form of Contribution Agreement (general partner) (filed as paper exhibit to Original Statement).

3. Form of Contribution Agreement (limited partner) (filed as paper exhibit to Original Statement).

4. Underwriting Agreement, dated July 23, 1996, among the Reporting Person the Company and the underwriters (filed as an Exhibit to Amendment No. 2 to Registration Statement on Form S-3, as filed with the Commission on July 24, 1996, file No. 333-05131, and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

 5. Registration Statement on Form S-3 filed by the Company with the Commission on June 4, 1996, as amended by Amendment No. 1 filed with the Commission on June 21, 1996, and by Amendment No. 2 filed with the Commission on July 24, 1996 (previously filed by the Company as Registration No. 333-05131 and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1996

                         APOLLO JEWELRY PARTNERS, L.P.

                         By:  AIF II, L.P., its General Partner
                             By:  Apollo Advisors, L.P., its Managing
                                 General Partner
                                 By:  Apollo Capital management, Inc.,
                                    its General Partner

                         By:       /s/ Michael D. Weiner
                              ------------------------------------
                              Name:    Michael D. Weiner
                              Title:   Vice President, Apollo Capital
                                       Management, Inc.

                              APPENDIX A TO ITEM 2

                 The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIF, Advisors, which is the managing general partner of AIF, Apollo Capital Management, Inc., a Delaware corporation which is the sole general partner of Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration").

                 Messrs. Leon D. Black and John J. Hannan, each of whom is a United States citizen, are founding principals of Advisors and executive officers of Capital Management. Messrs. Black and Hannan are also founding principals of Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. Advisors, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF and Apollo Investment Fund III, L.P., private securities investment funds; and AREA, together with an affiliate, acts as managing general partner of Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P., private real estate investment funds. Capital Management is principally engaged in the business of serving as general partner of Advisors. The principal offices of Lion and Capital Management are located at Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Black is the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Hannan is a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serve as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Black and Hannan are the beneficial owners of the stock of Administration.